AB 3/12

[redacted]

09059814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66849

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM I.D. NO

ALCHEMY ALTERNATIVES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Waters Park Drive Suite 210
(No. and Street)

MAR 05 2009

San Mateo (City) | California (State) | 94403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Rogers | 415 738-6220 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA P.C

(Name – *if individual, state last, first, middle name*)

123 E. Lake Street Suite 103 (Address) | Bloomingdale (City) | IL (State) | 60108 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/24

OATH OR AFFIRMATION

I, **Mark Rogers**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Alchemy Alternatives, Inc.**, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President & CEO

Title

Notary Public

NESLIM ALTIN
Commission # 1651101
Notary Public - California
San Mateo County
My Comm. Expires Mar 12, 2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALCHEMY
alternatives

To: Alchemy Alternatives, Inc.

Subject: Annual Report

Date: February 2, 2009

Please find attached your copy of the 2008 Annual Report of Alchemy Alternatives, Inc.

This report has been prepared by an independent certified public accountant and contains a summary of Alchemy Alternatives, Inc. financial activity for the year ended December 31, 2008.

To the best of my knowledge and belief, the information contained in this document is accurate and complete.

Sincerely,

Mark Rogers
President & CEO
Alchemy Alternatives, Inc.

751 Laurel Street # 119 San Carlos, CA 94070 Tel 415 738-6220 Fax 650 240-2200
Member FINRA/SIPC

ALCHEMY ALTERNATIVES, INC.

FINANCIAL STATEMENTS
With Independent Auditors' Report

December 31, 2008

Alchemy Alternatives, Inc.

CONTENTS

MC
MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

123 E. Lake Street, Ste. 103
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-8968
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

INDEPENDENT AUDITORS' REPORT

Board of Directors
Alchemy Alternatives, Inc.
San Carlos, California

We have audited the accompanying statement of financial condition of Alchemy Alternatives, Inc. (the Company) as of December 31, 2008, and the related statement of income (loss), changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17-a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alchemy Alternatives, Inc. at December 31, 2008 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17-a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael Coglianese CPA PC

Bloomingdale, Illinois
January 28, 2009

Alchemy Alternatives, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

		2008
ASSETS		
Cash	$	18,450
Pre-Paid Expenses		400
Due From Alchemy Ventures		40,000
Total Assets	**$**	**58,850**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued Expenses		2,800
Total Liabilities		2,800
Common stock (no par value 100 shares issued and outstanding)		100
Paid in capital		24,900
Retained Earnings		56,050
Total Stockholders' Equity		56,050
Total Liabilities and Stockholders' Equity	**$**	**58,850**

See accompanying notes to financial statements.

Alchemy Alternatives, Inc.

STATEMENT OF INCOME (LOSS)

For the the Year Ended December 31, 2008

REVENUE		
Execution Referral Fees		703,582
Placement Fees		19,901
Total Revenue		723,483
EXPENSES		
Professional Fees		10,138
Consulting Fees		59,913
Licenses & Permits		1,434
Insurance Expense		384
Payroll Expenses		29,604
Travel and Entertainment		1,940
Management Fees		620,000
Other Operaing Expenses		10
Total Expenses		723,423
Income (loss) before interest & income taxes	$	60
Interest Income		94
Income Tax provision		-
NET INCOME	$	154

See accompanying notes to financial statements.

Alchemy Alternatives, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the the Year Ended December 31, 2008

	Common Stock	Pain In Capital	Retained Earnings	Stockholder's Equity
Balance December 31, 2007	**$ 100**	**$ 24,900**	**$ 30,896**	**$ 55,896**
Net Income (Loss)			154	154
Balance December 31, 2008	**$ 100**	**$ 24,900**	**$ 31,050**	**$ 56,050**

See accompanying notes to financial statements.

ALCHEMY ALTERNATIVES, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2008

Increase (Decrease) in Cash:		
Cash flows from operating activities:		
Net Income (Loss)	$	154
Adjustments to reconcile net income to net cash provided (used) by operating activities		
(Increase) decrease in:		
Due from Alchemy Ventures, Inc.		(20,000)
Pre-Paid Expenses		(400)
Accounts payable & accrued expenses		(200)
Net cash provided (used) by operating activities	$	(20,446)
Net Increase (decrease) in Cash		(20,446)
Cash at beginning of year	$	38,896
Cash at end of year	$	18,450

SUPPLEMENTAL DISCLOSURE

Income taxes paid in 2007	0

See accompanying notes to the financial statements

Alchemy Alternatives, Inc.

NOTES TO THE FINANCIAL STATEMENTS

1. Organization

Alchemy Alternatives, Inc., a California corporation (the "Company"), is a private placement broker-dealer, registered with the Financial Industry Regulatory Authority (FINRA), and licensed by the Securities and Exchange Commission (SEC). The Company primarily derives execution referral fees from a limited number of institutional clients.

2. Summary of Significant Accounting Policies

Security Transactions

The Company does not clear any customer transactions. Execution referral fees and related charges generated from client securities transactions are recorded on a settlement date basis. The financial statement effect of recording these transactions at the settlement date rather than on the trade date is not significant.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. SFAS 109 requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized currently to the extent that realization of such benefits is more likely than not.

Estimated Fair Value of Financial Instruments

The Company considers the amounts presented for financial instruments on the statement of financial condition to be reasonable estimates of fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the report amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

The Company's parent files a consolidated income tax return in which the Company is included as a fully owned subsidiary. Therefore the Company is not required to make an income tax provision.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2008, the Company's net capital was $15,650 which exceeded the requirement by $10,650.

5. Related Party Transactions

The Company pays management fees to Alchemy Ventures, Inc., its parent Company. During 2008 the fees incurred were $620,000.

6. Revenue

The Company's revenue consists of referral fees from other Broker Dealers. These fees are not contracted and cannot be estimated and therefore are not accrued.

Alchemy Alternatives, Inc.

SUPPLEMENTAL INFORMATION

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Net Capital:		
Total Stockholders' Equity qualified for net capital	$	56,050
Less: Non-allowable assets	$	(40,400)
Net Capital	$	15,650
Net minimum capital requireement of 6.67% of aggregate indebtedness of $2,800 or $5,000, whichever is greater	$	5,000
Excess Net Capital	$	10,650

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)
As of December 31, 2008

Net Capital, as reported in Company's Part II of Form X-17-A-5 as of December 31, 2008	$	15,650
Decrease in Stockholders' Equity		-
Decrease in non-allowable assets		-
Net Capital per above computation	$	15,650

Alchemy Alternatives, Inc.

SUPPLEMENTAL INFORMATION

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
For the Year Ended December 31, 2008

Not Applicable

Information for Possession or Control
Requirements Under Rule 15c3-3
For the Year Ended December 31, 2008

Not Applicable

Reconciliation between Audited and Unaudited
Statements of Financial Condition

There are no reconciling items for the period ended December 31, 2008

MC MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

123 E. Lake Street, Ste. 103
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-8968
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Alchemy Alternatives, Inc.
San Carlos, California

In planning and performing our audit of the financial statements and supplemental schedules of Alchemy Alternatives, Inc. (the Company) for the period ended December 31, 2008, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g) (l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(l1) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of 1 Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended December 31, 2008, and this report does not affect our report thereon dated January 28, 2009.

The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should run be used by anyone other than these specified parties.

Michael Coglianese CPA PC

Bloomingdale, IL
January 28, 2009